UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

SPATIALIZER AUDIO LABORATORIES, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

84725L 30 9
(CUSIP Number)

David M. Kaye, Esq. Kaye Cooper Kay & Rosenberg, LLP 30A Vreeland Road, Suite 230 Florham Park, New Jersey 07932 (973) 443-0600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	84725L 30 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JAY GOTTLIEB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 486,649
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 486,649
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 486,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 amends the Statement on Schedule 13D (the “Original 13D”) filed by Jay Gottlieb on July 14, 2009, as amended by Amendment No. 1 filed on December 3, 2009 and Amendment No. 2 filed on April 2, 2012 with respect to Spatializer Audio Laboratories, Inc. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed thereto in the Original 13D.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, $0.01 par value per share (the “Common Stock”), of Spatializer Audio Laboratories, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

Item 2. Identity and Background

(a) This statement is being filed by Jay Gottlieb (the “Reporting Person”), individually.

(b) The principal business address of the Reporting Person is 30 Stonygate Oval, New Rochelle, New York 10804.

(c) The present principal occupation or employment of the Reporting Person is a private investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On November 27, 2013, the Issuer acquired 4,181,396 shares (the “Redeemed Shares”) of Common Stock owned by the Reporting Person at an aggregate price of $64,172 (approximately $0.0153 per share) pursuant to a certain Stock Redemption Agreement by and between the Issuer and the Reporting Person dated as of November 27, 2013.

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person currently beneficially owns 486,649 shares of Common Stock of the Issuer, or 4.0% of the Common Stock outstanding based upon the number of shares of Common Stock outstanding as contained in the Issuer’s most recently available filing with the Commission.

(b) The Reporting Person has sole voting power and sole dispositive power with regard to the 486,649 shares of Common Stock of the Issuer.

(c) The Redeemed Shares were acquired by the Issuer effective as of November 27, 2013.

(d) Not applicable.

(e) On November 27, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock issued and outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

Exhibit:

99.1	Stock Redemption Agreement (Gottlieb) (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the Commission on December 3, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2013	By:	/s/ Jay Gottlieb
Jay Gottlieb